FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 29th July, 2005

Chairman - Chief Executive Officer

PRESS RELEASE

As part of NBG’s Group restructuring and optimisation effort, the Boards of Directors of National Bank of Greece S.A. and Ethniki Real Estate S.A. today, 29 July 2005, decided to merge the respective companies through absorption of the latter by the former, pursuant to the provisions of Companies’ Act 2190/20, art. 69 et seq, Law 2166/93, art. 1-5, and Law 2515/1997, art. 16.

The Transformation Balance Sheets date has been designated as 31 July 2005.

Two independent auditors will be appointed, pursuant to the law, to determine the book value of the two companies’ assets, to review the draft merger agreement and to render an opinion as to the fairness and reasonableness of the share exchange ratio.

The merger will take place subject to passing of all necessary corporate resolutions (such as a Draft Merger Agreement, Shareholders’ General Meetings resolutions on a qualified majority and quorum basis, and bondholders’ approvals), due observance of legal procedures and approvals by regulatory authorities.

Athens, 29 July 2005